Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 22, 2012 (the “Annual Report”).

U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of September 30, 2012 ($1 = NIS 3.912). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”) and in our registration statement on Form F-1 filed on October 2, 2012 (particularly those in “Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1020, BL-1040, BL-5010, BL-7040, BL-8040 and BL-1021. In addition, we have eight therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of September 30, 2012, we have received approximately NIS 53.4 million ($13.6 million) of funding from the OCS to operate the incubator, which does not include an additional NIS 21.6 million ($5.5 million) of funding we have received from the OCS outside of the incubator agreement as of that date. Such funding amounts include approximately NIS 34.0 million ($8.7 million) for terminated programs. We are not required to repay funds received for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

•
BL-1020 is an orally available drug in development for the treatment of schizophrenia. In September 2009, we announced positive topline results from the phase 2b EAGLE trial of BL-1020. In June 2011, we commenced the CLARITY trial of BL-1020, which is currently being carried out at 14 clinical sites in Romania and 18 additional sites in India.

•
BL-1040 is a novel resorbable polymer solution for use in the prevention of cardiac remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria, Inc., or Ikaria, with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Ikaria commenced PRESERVATION 1, a CE Mark registration clinical trial of BL-1040 (now called by Ikaria “Bioabsorbable Cardiac Matrix,” or BCM).

•
BL-5010 comprises a customized, pen-like applicator containing a novel formulation of two acids, which is being developed as a medical device for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. BL-5010 has received European confirmation from the British Standards Institution Notified Body in the UK, of the regulatory pathway classification as a Class IIa medical device. We are planning to commence a pivotal CE-Mark registration trial for European approval in 2013.

•
BL-7040 is an orally available synthetic oligonucleotide which we intend to develop for the treatment of inflammatory bowel disease, or IBD. We are currently conducting a phase 2 study to evaluate the effectiveness of BL-7040 for the treatment of IBD at four sites in Israel.

•
BL-8040 is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, and other hematological cancers. We plan to commence phase 2 clinical trials in the first half of 2013.

•
BL-1021 is a new chemical entity in development for the treatment of neuropathic pain. We are currently evaluating potential development collaborations with other parties in order to continue development of this compound.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We are continuing to develop BL-1020, and commenced the phase 2/3 CLARITY trial in June 2011, which is currently being carried out at clinical sites in Romania and India. Concurrent with the conduct of the trial and in accordance with our business strategy, we have continued to hold discussions with potential out-licensing partners for the further development and commercialization of BL-1020 at its more advanced stages.

We have funded our operations primarily through the sale of equity securities (both in private placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of September 30, 2012, we held approximately $25.9 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of September 30, 2012.

Recent Company Developments

In-Licensing of Therapeutic Candidate for Treatment of Leukemia/Other Hematological Cancers

In September 2012, we signed an exclusive, worldwide license agreement with Biokine Therapeutics Ltd., a Clal Biotechnology Industries portfolio company, for the development and commercialization of BL-8040, a phase 2 ready therapeutic candidate for the treatment of acute myeloid leukemia (AML), as well as other types of hematological cancer.

Clinical and Pre-Clinical Development

In October 2012, we announced that a recent analysis of the results from the phase 2b EAGLE trial for BL-1020 indicates that BL-1020 demonstrated a significant increase in efficacy at improving cognitive impairment associated with this condition, as compared to the original analysis of the study. The new analysis, which was performed by an outside research group, specifically takes into account effects of the circadian rhythm (i.e., 24-hour time cycle) on cognitive function of the subjects.  Results of the re-analysis clearly show that when the time of day for administration of the neurocognitive BACS test was consistent between visits, the beneficial effect of BL-1020 on cognitive function was even more pronounced than the original analysis. Specifically, the original analysis for all patients in the study showed an effect size of 0.40 for BL-1020 versus placebo and an effect size of 0.39 for BL-1020 versus Risperidone. However, according to the re-analysis, for the subset of patients with consistent testing times, the effect size increased significantly, to 0.97 for BL-1020 versus placebo and 0.57 for BL-1020 versus Risperidone. These results mean that the beneficial effect of BL-1020 on cognitive function, when compared to the original analysis, more than doubled versus placebo and increased by almost 50% versus Risperidone.

In October 2012, we announced that we intend to conduct an interim analysis of the phase 2/3 CLARITY trial for BL-1020. The interim analysis, which is expected to be finalized in the first quarter of 2013, will be performed on data of approximately 235 randomized patients from 27 sites in Romania and India. The primary endpoint of the analysis will be the six-week effect of the drug on cognitive function, which is a principal deficit in schizophrenia patients.

In October 2012, we announced that we had successfully completed the pre-clinical development of BL-8020, an orally available, interferon-free treatment for the Hepatitis C virus (HCV), and that we plan to commence a phase 1/2 safety and efficacy study for BL-8020 in Europe during the first quarter of 2013.

Patent Protection

In September 2012, we received a Notice of Allowance from the United States Patent and Trademark Office claiming the crystalline form of BL-1020, a first-in-class orally available treatment for schizophrenia. The patent, when granted, will be valid until at least 2031, without taking into account any possible extension periods, which is nine years longer than the granted patent coverage of BL-1020 previously reported by us.

Addition and Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. As noted above, in September 2012, we added BL-8040 to our clinical pipeline. In line with our business strategy, during the period beginning July 1, 2012 through the date of this announcement, we also terminated one project at its early pre-clinical stage (BL-6040) due to lack of efficacy or other scientific considerations. BL-6040 was intended to treat rheumatoid arthritis.

Share Purchase Agreement

In September 2012, we signed a purchase agreement for the sale, from time to time, of up to $15 million of our American Depositary Shares (“ADSs”) to Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor. During the 36-month term of the purchase agreement, we control the timing and amount of any sales to LPC, if and when we decide, in accordance with the purchase agreement. LPC has no right to require us to sell any ADSs to LPC, but LPC is obligated to make purchases as we direct, subject to certain conditions. The purchase price related to any sales to LPC will be based on the prevailing market prices of our ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangements with Ikaria and the amounts we have received to date from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in July 2009, which was amended and restated in August 2009. Ikaria subsequently paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreement with Ikaria, as well as additional collaborations that we may enter into in the future, including with regard to BL-1020, BL-5010, BL-7040, BL-8040, BL-1021 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreement with Ikaria, as well as under any future agreement relating to BL-1020, BL-5010, BL-7040, BL-8040, BL-1021 or other compounds.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1020	Phase 2/3 CLARITY trial	CLARITY study interim results – first quarter of 2013; CLARITY study final results – second half of 2013
BL-1040	CE registration pivotal trial	PRESERVATION 1 study results – first half of 2014
BL-5010	Completed phase 1/2	Completion of unique applicator prototype by end of 2012; commencement of pivotal CE Mark registration trial in 2013
BL-7040	Phase 2a trial	Study results - end of 2012/early 2013
BL-8040	Completed phase 1/2	Phase 2 studies expected to commence during the first half of 2013
BL-1021	Completed phase 1a	Potential co-development collaboration

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-8020	Small molecule	Hepatitis C	Completed preclinical studies
BL-7010	Polymer	Celiac disease	Preclinical studies
BL-6030/1	Small molecule	Bacterial infection	Preclinical studies
BL-5040	Protein	Cachexia	Preclinical studies
BL-7020	Protein	Psoriasis	Preclinical studies
BL-7060/EDP 29	Peptide	Acute myocardial infarction	Preclinical studies
BL-8010/EDP30	Peptide	Retinopathy	Preclinical studies
BL-8030	Small molecule	Hepatitis C	Preclinical studies

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2009, 2010 and 2011; for the nine months ended September 30, 2012; and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Nine Months Ended September 30,	Total Costs Since Project
	2009	2010	2011	2012	Inception
	(in thousands of U.S. dollars)
BL-1020	11,820	450	2,765	5,153	49,263
BL-1040	2,050	167	3	-	10,227
BL-5010	860	384	94	89	2,093
BL-1021	1,010	924	466	52	7,111
BL-7040	-	-	465	309	774
BL-8040	-	-	-	109	109
Other projects	1,240	1,704	3,262	2,861	24,745
Total gross direct project costs (1)	16,980	3,629	7,055	8,573	94,322

(1)
Does not include indirect project costs and overhead, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our ﬁnancial statements. Certain of such costs are also covered by OCS funding.

As indicated in the above table, a signiﬁcant portion of our research and development costs have been incurred in connection with our BL-1020 project. We expect to continue to incur significant additional costs on the BL-1020 project through 2013, as a result of the phase 2/3 CLARITY study that we are currently conducting.

From our inception through September 30, 2012, we have incurred research and development expense of approximately NIS 497.4 million ($127.2 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place signiﬁcant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inﬂows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). In addition, non-operating expense and income includes the pro-rata share of issuance expenses from the private placement related to the warrants.

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2011.

The discussion and analysis of our ﬁnancial condition and results of operations is based on our ﬁnancial statements, which we prepare in accordance with IFRS. The preparation of these ﬁnancial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the ﬁnancial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the nine-month periods ended September 30, 2012 and 2011.

Cost of revenues

We did not record any cost of revenues during each of the nine-month periods ended September 30, 2012 and 2011.

Research and development expenses

At December 31, 2010, our drug development pipeline consisted of 10 therapeutic candidates. During 2011, we added six new compounds to our pipeline, and discontinued the development of one compound from the pipeline, so that our drug development pipeline as of December 31, 2011 consisted of 15 therapeutic candidates. During the first nine months of 2012, we added four new compounds to our pipeline and discontinued the development of four compounds from the pipeline, so that our drug development pipeline as of September 30, 2012 consisted of 15 therapeutic candidates. Subsequent to September 30, 2012, we discontinued the development of one additional compound from the pipeline, so that our drug development pipeline as of the date of this report consists of 14 therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	Increase (decrease)	2011	2012	Increase (decrease)
	(in thousands of NIS)
Research and development expenses, net	13,255	15,848	2,593	30,044	46,523	16,479

Comparison of three-month periods ending September 30, 2012 and 2011

Research and development expenses for the three months ended September 30, 2012 were NIS 15.8 million ($4.1 million), an increase of NIS 2.6 million ($0.7 million), or 20%, compared to NIS 13.2 million ($3.4 million) for the three months ended September 30, 2011. The increase resulted primarily from higher expenses in 2012 associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011 and was still in its initial stages during the third quarter of 2011.

Comparison of nine-month periods ending September 30, 2012 and 2011

Research and development expenses for the nine months ended September 30, 2012 were NIS 46.5 million ($11.9 million), an increase of NIS 16.5 million ($4.2 million), or 55%, compared to NIS 30.0 million ($7.7 million) for the nine months ended September 30, 2011. The increase resulted primarily from higher expenses in 2012 associated with the CLARITY clinical, as mentioned above in the three-month comparison, as well as a ramp-up in spending on several new projects introduced during the second half of 2011 and the ﬁrst nine months of 2012.

Sales and marketing expenses

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	Increase (decrease)	2011	2012	Increase (decrease)
	(in thousands of NIS)
Sales and marketing expenses	358	912	554	2,431	2,626	195

Comparison of three-month periods ending September 30, 2012 and 2011

Sales and marketing expenses for the three months ended September 30, 2012 were NIS 0.9 million ($0.2 million), an increase of NIS 0.5 million ($0.1 million), or 155%, compared to NIS 0.4 million ($0.1 million) for the three months ended September 30, 2011. The increase relates to professional fees and other expenses stemming from a significant increase in our business development efforts, compared to the third quarter of last year.

Comparison of nine-month periods ending September 30, 2012 and 2011

Sales and marketing expenses for the nine months ended September 30, 2012 were NIS 2.6 million ($0.7 million), an increase of NIS 0.2 million ($0.1 million), or 8%, compared to NIS 2.4 million ($0.6 million) for the nine months ended September 30, 2011. The increase relates to a significant increase in our business development efforts over the last year, offset by savings resulting primarily from efficiencies realized this year due to the reorganization of our business development team, as well as professional services incurred in the nine-month period last year related to the reacquisition of the rights to BL-1020 from Cypress Bioscience.

General and administrative expenses

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	Increase (decrease)	2011	2012	Increase (decrease)
	(in thousands of NIS)
General and administrative expenses	3,272	2,834	(438)	9,546	9,315	(231)

Comparison of three-month periods ending September 30, 2012 and 2011

General and administrative expenses for the three months ended September 30, 2012 were NIS 2.8 million ($0.7 million), a decrease of NIS 0.4 million ($0.1 million), or 13%, compared to NIS 3.2 million ($0.8 million) for the three months ended September 30, 2011. The decrease resulted primarily from a one-time expense for professional services incurred in the three-month period last year associated with our initial listing on NASDAQ in July 2011.

Comparison of nine-month periods ending September 30, 2012 and 2011

General and administrative expenses for the nine months ended September 30, 2012 were NIS 9.3 million ($2.4 million), a decrease of NIS 0.2 million ($0.1 million), or 2%, compared to NIS 9.5 million ($2.5 million) for the nine months ended September 30, 2011. The reasons for the decrease are similar to those discussed above in the three-month comparison, partially offset by an increase in investor relations efforts made during the 2012 period.

Non-operating income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	Increase (decrease)	2011	2012	Increase (decrease)
	(in thousands of NIS)
Non-operating income (expenses), net	-	(3,180)	(3,180)	-	2,351	2,351

Comparison of three-month periods ending September 30, 2012 and 2011

Non-operating expenses for the three months ended September 30, 2012 primarily result from a NIS 1.2 million ($0.3 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012, as well as the initial commitment and finder’s fees in the aggregate amount of NIS 2.0 million ($0.5 million) relating to the share purchase agreement with LPC signed in September 2012.

Comparison of nine-month periods ending September 30, 2012 and 2011

Non-operating income for the nine months ended September 30, 2012 primarily results from a NIS 5.5 million ($1.4 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement which we conducted in February 2012, offset by issuance expenses in the amount of NIS 1.2 million ($0.3 million) from the private placement related to the warrants, as well as the initial commitment and finder’s fees mentioned in the three-month comparison above.

Financial income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	Increase (decrease)	2011	2012	Increase (decrease)
	(in thousands of NIS)
Financial income	8,965	1,827	(7,138)	10,785	8,323	(2,462)
Financial expenses	(18)	(1,649)	1,631	(4,750)	(4,052)	(698)
Net financial income (expenses)	8,947	178	(8,769)	6,035	4,271	(1,764)

Comparison of three-month periods ending September 30, 2012 and 2011

We recognized net ﬁnancial income of NIS 0.2 million ($0.1 million) for the three months ended September 30, 2012, a change of NIS 8.8 million ($2.2 million), compared to net ﬁnancial income of NIS 8.9 million ($2.3 million) for the three months ended September 30, 2011. Net financial income for the three months ended September 30, 2011 results primarily from a significant increase in the average exchange rate of the dollar in relation to the NIS during the period, which had a positive effect on our net assets denominated in dollars.

Comparison of nine-month periods ending September 30, 2012 and 2011

We recognized net ﬁnancial income of NIS 4.3 million ($1.1 million) for the nine months ended September 30, 2012, a change of NIS 1.7 million ($0.4 million), compared to net ﬁnancial income of NIS 6.0 million ($1.5 million) for the nine months ended September 30, 2011. Net financial income for both nine-month periods result primarily from increases in the average exchange rate of the dollar in relation to the NIS, which had a positive effect on our net assets denominated in dollars.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities, funding from the OCS, and payments received under our strategic licensing arrangements. At September 30, 2012, we held approximately NIS 101.1 million ($25.9 million) in cash, cash equivalents and short-term bank deposits.

Net cash used in operating activities was NIS 52.6 million ($13.4 million) for the nine months ended September 30, 2012, compared with net cash used in operating activities of NIS 26.9 million ($6.9 million) for the nine months ended September 30, 2011. The NIS 25.7 million ($6.5 million) increase in net cash used in operating activities during the nine-month period in 2012, compared to the nine-month period in 2011, was primarily the result of increased research and development spending.

Net cash provided by investing activities for the nine months ended September 30, 2012 was NIS 15.2 million ($3.9 million), compared to net cash used in investing activities of NIS 50.7 million ($13.0 million) for the nine months ended September 30, 2011. The cash ﬂows provided by investing activities in the 2012 period relate primarily to a net decrease in the amount of our short-term bank deposits during the period. The cash ﬂows used in investing activities in the 2011 period relate primarily to a net increase in the amount of our short-term bank deposits during the period.

Net cash provided by financing activities for the nine months ended September 30, 2012 was NIS 52.2 million ($13.4 million), compared to an insignificant amount of net cash used in financing activities for the nine months ended September 30, 2011. This increase relates to the private placement completed in February 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources will be sufficient to fund our approved operating plan into the first quarter of 2014, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.